AEP Transmission Company, LLC
1 Riverside Plaza
Columbus, Ohio 43215

VIA EDGAR
April 4, 2017

Re:	AEP Transmission Company, LLC
Registration Statement on Form S-4 (File No. 333-223860)
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AEP Transmission Company, LLC (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated so that the Registration Statement may become effective at 1 p.m., Eastern Standard Time, on April 6, 2017, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by telephone call to the undersigned at 614-716-1648.

Very truly yours,

AEP Transmission Company, LLC

By:	/s/ Thomas G. Berkemeyer
Name:	Thomas G. Berkemeyer
Title:	Assistant Secretary